Resignation of Chairman

Toronto, Ontario – December 10, 2010:  Caledonia Mining Corporation (“Caledonia”) (TSX: CAL, NASDAQ-OTCBB: CALVF, AIM: CMCL) announces the resignation of Mr. Rupert Pardoe as a Director and Chairman of Caledonia, effective immediately.

Caledonia notes the allegations made by Mr Pardoe relating to violations of corporate governance and unethical behaviour which the Board believes are baseless and will be defended vigorously.

Mr Carl Jonsson has been appointed as interim Chairman pending the appointment of a new permanent Chairman. Mr Jonsson has been a long-time Director of Caledonia and is Corporate Secretary of Caledonia.  He is a senior Canadian corporate securities lawyer whose practice has had considerable experience advising mineral exploration companies.

For more information, please contact:

Mark Learmonth              Alex Buck                    Martin Eales

Caledonia Mining                          BuckBias                                 RBC Capital Markets
Tel: +27 11 447 2499                       Tel: +44 7932 740 452            Tel: +44 20 7029 7881

Further information regarding Caledonia’s exploration activities and operations along with its latest financials may be found at www.caledoniamining.com